UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Celyad Oncology SA

On March 23, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing its full year 2022 financial results and recent business highlights. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company’s Annual Report for the fiscal year ended December 31, 2022 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on March 23, 2023

99.2	Annual Report of the registrant for the fiscal year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: March 23, 2023	By:	/s/ Michel Lussier
Michel Lussier
Interim Chief Executive Officer